Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In thousands except ratio of earnings to fixed charges)

	Year Ended
	December 30, 2011	December 31, 2010	December 25, 2009	December 26, 2008	December 28, 2007
Earnings:
Loss from continuing operations before income taxes	$(59,402)	$(52,849)	$(85,595)	$(539,272)	$(45,766)
Fixed charges	57,586	70,492	86,697	112,987	87,290
Total earnings	$(1,816)	$17,643	$1,102	$(426,285)	$41,524

Fixed charges:
Interest expense	$55,579	$68,333	$84,204	$109,527	$84,923
Implicit interest in rent expense	2,007	2,159	2,493	3,460	2,367
Total fixed charges	$57,586	$70,492	$86,697	$112,987	$87,290

Ratio of earnings to fixed charges	—	0.25x	0.01x	—	0.48x

*
Earnings were insufficient to cover fixed charges by $59.4 million, $52.8 million, $85.6, million, $539.3 million, and $45.8 million for the years ended December 30, 2011, December 31, 2010, December 25, 2009, December 26, 2008 and December 28, 2007, respectively.